UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HealthWarehouse.com, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46205P100
(CUSIP Number)
Karen Singer
212 Vacarro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 8, 2010
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☑

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	46205P100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		1,983,428

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,983,428

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,428*
* The shares reported herein consist of (i) warrants to purchase 312,500 shares of common stock at an exercise price of $1.60 per share, (ii) a warrant to purchase 585,808 shares of common stock at an exercise price of $3.00 per share, (iii) 164,114 shares of Series B Preferred Stock, with each share of Series B Preferred stock convertible into 5 shares of common stock, and (iv) convertible notes in the amount of $500,000, which are convertible into shares of Series B Preferred Stock at a price of $9.45 per share.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer.
          This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of HealthWarehouse.com., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 100 Commerce Boulevard, Cincinnati, Ohio 45140. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 1,983,428, which constitutes approximately 16.3% of the total number of shares of Common Stock outstanding.
Item 2. Identity and Background.
          This Schedule 13D is being filed by Karen Singer (“Ms. Singer” or the “Reporting Person”), whose principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the trustee of Singer Children’s Management Trust (the “Trust”). The Trust is the sole member of HWH Lending, LLC (“HWH”). Ms. Singer’s principal occupation is investing assets held in the Trust. Ms. Singer is a citizen of the United States.
          During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
          Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Issuer reported above were purchased by funds generated and held by Trust. The aggregate amount of funds used for the purchase of these shares was $2,050,879.00.
Item 4. Purpose of the Transaction.
          The shares of Common Stock covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of her business as an investor.
          The purpose of this filing is to report that, on November 8, 2010, HWH, along with three other investors (collectively, the “Investors”), entered into a Securities Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed November 12, 2010, the “Purchase Agreement”) and a Loan and Security Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed November 12, 2010, the “Loan Agreement”) and an Investor Rights Agreement (the “Investor Rights Agreement” and together with the Purchase Agreement and the Loan Agreement, the “Agreements”) with the Issuer, pursuant to which, among other things, the Issuer sold an aggregate of 349,392 newly authorized shares of $0.001 par value Series B preferred stock (the “Series B Preferred Stock”) to the Investors. Under the Agreements, HWH purchased (i) 164,114 of Series B preferred stock (the “Series B Preferred Stock”) at a price of $9.45 per share, (ii) a convertible note (filed as Exhibit 4.3 to the Issuer’s Form 8-K filed November 12, 2010, the “Convertible Note”) in the aggregate principal amount of $500,000, and (iii) an immediately exercisable warrant to purchase 585,808 shares of Issuer common stock (in the form filed as Exhibit as Exhibit 4.1 to the Issuer’s Form 8-K filed November 12, 2010, the “$3.00 Warrant”). Immediately prior to the closing under the Agreements, HWH sold immediately exercisable warrants to purchase 312,500 shares of Common Stock (originally filed as Exhibit 4.3 to the Issuer’s Form 10-K filed April 15, 2010 and Exhibit 4.4 to the Issuer’s Form 8-K filed May 5, 2010, respectively, the “$1.60 Warrants”) to one of the Investors. Each share of Series B Preferred Stock is convertible at any time into 5 shares of Common Stock. The Convertible Note may be converted at any time into shares of Series B Preferred Stock at a price of $9.45 per share.
          Under the terms of the Certificate of Designation of Preferences, Rights and Limitations with respect to the Series B Preferred Stock, filed on November 8, 2010, and subject to the terms of the Investor Rights Agreement, holders of a majority of the Series B Preferred Stock have the right to appoint a member of the Issuer’s board of directors.

          Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of her general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer.
          (a) Ms. Singer, as Trustee of the Trust which is the sole member of HWH Lending, LLC, is the beneficial owner of 1,983,428 shares of Common Stock, comprising approximately 16.3% of the outstanding shares of Common Stock of the Issuer.
          (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock of the Issuer reported on this Schedule 13D.
          (c) Over the past sixty days, Ms. Singer has effected the following transactions in shares of Common Stock of the Issuer on the open market:

		No. of
Transaction	Trade date	Shares	Price/share
Sale	11/8/10	156,250	*
Sale	11/8/10	156,250	*	*

*	On November 8, 2010, HWH sold to Milfam I L.P., for a nominal amount, a warrant which is exercisable for an aggregate of 156,250 shares of Common Stock at an exercise price of $1.60 per share. The warrant has been adjusted to take into account the 20-for-one reverse stock split that occurred on 7/16/10.

**	On November 8, 2010, HWH sold to Milfam I L.P., for a nominal amount, a warrant which is exercisable for an aggregate of 156,250 shares of Common Stock at an exercise price of $1.60 per share. The warrant has been adjusted to take into account the 20-for-one reverse stock split that occurred on 7/16/10.
          (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As more specifically described in Item 4 hereto, Ms. Singer is a party to the Agreements, the Convertible Note, the $3.00 Warrant and the $1.60 Warrants.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1-	Securities Purchase Agreement, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.2-	Loan and Security Agreement dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.2 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.3-	Investor Rights Agreement dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.3 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.4-	7% Senior Secured Convertible Promissory Note, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and HWH Lending, LLC (Filed as Exhibit Number 4.3 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.5-	Common Stock Purchase Warrant, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and HWH Lending, LLC (Filed as Exhibit Number 4.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

SIGNATURES
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 18, 2010

/s/ Karen Singer
Karen Singer

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